EXHIBIT 99.8

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com info@mercatorminerals.com

NEWS RELEASE	# 2011-31

Mercator Minerals Files El Pilar Feasibility Study Technical Report

Vancouver, British Columbia – November 9, 2011 – Mercator Minerals Ltd. (TSX:ML) (“Mercator”, or the “Company”) is pleased to announce that, further to the September 27, 2011 press release, it has filed the El Pilar National Instrument 43-101 (“NI 43-101”) compliant feasibility study (“FS”) on SEDAR (www.sedar.com) and on the Company’s website (www.mercatorminerals.com).

In summary, the highlights of the El Pilar FS include:

Base Case(1) Highlights
(all amounts in U.S. dollars unless otherwise indicated)

●	Net present value (“NPV”), discounted at 8%, of $335.3 million(2);

●	Internal rate of return (“IRR”), of 35.7%(2);

●	Payback period of 1.7 years;

●	Life-of-mine (“LOM”) average annual production of 73.0 million pounds of copper cathode, with copper cathode production averaging 78.7 million pounds per year in the first five years;

●	Expected average life of mine total cash operating costs are $1.37 per pound of payable copper, average $1.27 per pound in the first five years, and $0.94 per pound in the first year;

●	Initial capital of $245 million, excluding working capital;

●	12-year mine life, with total estimated copper production of 881.7 million pounds; and

●	Mining and stacking of run-of-mine ore at an average LOM rate of 52,000 metric tonnes per day, 49,000 metric tonnes per day in the first five years.

(1)	Base Case at $3.83/lb. copper price per pound Year 1, $3.44/lb Year 2, $3.14/lb Year 3 and $2.60/lb for the remaining life of mine, averaging $2.82/lb copper over the life of mine;
(2)	Calculated on an after-tax basis.

“Metallurgical testing completed subsequent to that used in the feasibility study has indicated that we have significant opportunities to increase the value of an already robust high return, low cost project”, states Bruce McLeod, Mercator’s President and CEO. “With a short construction time frame and 100% ownership of the project, we can control the timing of this project to meet market conditions. Meanwhile, we continue to prudently seek financing alternatives to ensure we realize the most value from El Pilar for our shareholders.”

The FS highlights various opportunities to increase the value of El Pilar, with the two most significant opportunities being:

1)
Final metallurgical test results, based on column teardown data, indicate increased copper extractions may occur in the planned three meter lifts, as compared to the six meter column copper extractions used for the Base Case.  It should be noted that the three meter lift height was already contemplated in the Base Case stacking configuration, but the full benefit of the anticipated higher recovery related to the thinner lifts was not yet accounted for, pending receipt of the finalized column teardown data.  This opportunity could result in:

●	Total copper recovered to 970 million pounds, an increase of 10% over the Base Case;
●	Average life of mine recoveries of 59.9%, an increase of 8% over the Base Case;
●	An increase in NPV8% to $435.4 million, an IRR of 42.2% and a payback of 1.5 years.

2)
These metallurgical tests also indicate that even higher copper extraction may occur over 360 days of leaching, using either three meter or six meter lift height, due to continued copper extraction over time in the multi-lift heap configuration. This opportunity could result in:

●	Total copper recovered to 1,072 million pounds, an increase of 22% over the Base Case;
●	Average life of mine recoveries of 64.9%, an increase of 17% over the Base Case;
●	An increase in NPV8% to $552.3 million, an IRR of 50.3% and a payback of 1.4 years.

The FS also includes an option to continue contract mining for the life of the mine, which would further reduce future capital expenditures and provides the Company with additional flexibility.

Additional details on these, and other opportunities, are outlined in the FS, filed on SEDAR.

For further information please visit www.mercatorminerals.com or contact;
Bruce McLeod	David Jan
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.

D. Bruce Mcleod, P.Eng
President and CEO

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with one of the fastest growing base metal profiles in its peer group, is a leading copper, molybdenum and silver producer with a diversified portfolio of high quality operations and projects in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to copper at the El Pilar deposit in northern Mexico and longer term exposure of molybdenum and copper through the development of the El Creston deposit in northern Mexico.

Forward Looking Information
This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, statements regarding discussions of the Company’s business strategy, future plans, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, financing plans, future production, mine development, mine operations, mine and power costs, estimating grade levels, future recovery levels, future production levels, capital costs, costs savings, cash and total costs of production of copper, projected mine life, completion dates for the development of the El Pilar Project, future copper prices (including the long-term estimated prices used in calculating the Company’s El Pilar mineral reserves), end-use demand for copper, and anticipated timing of production at the El Pilar Project and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and mineral resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper demand and prices; (2) the construction and operation of the El Pilar Project will continue to be viable operationally and economically and will proceed as expected; and (3) any financing needed will be available on reasonable terms. The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2010 on the SEDAR website at www.sedar.com. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

Note to US Investors
This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.   It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Accordingly, information contained in this press release contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Compliance with National Instrument 43-101
The technical information in this press release has been prepared in accordance with Canadian regulatory requirements set out in NI 43-101, has been carried out under the supervision of Mike Broch, BSc. Geology, Msc Economic Geology, FAusIMM, the Company’s VP, Exploration, a Qualified Person as defined by NI 43-101.

Qualified Persons
The following qualified persons, as defined in NI 43-101, were involved in the preparation of the El Pilar FS and have read and approved the relevant technical portions of this press release: Mike Broch, BSc. Geology, MSc Economic Geology, FAusIMM, the Company’s Vice-President, Exploration, and independent to the Company, Alberto Bennett, P.E., of M3 Engineering and Technology Corp. and Mike Hester, FAusIMM, of Independent Mining Consultants.

For readers to fully understand the information in this press release, they should read the El Pilar FS, which is available under the Company’s issuer profile on SEDAR (www.sedar.com) and on the Company’s website (www.mercatorminernals.com) in its entirety, including all qualifications, assumptions and exclusions that relate to the information set out in this news release which is qualifies the technical information.  The El Pilar FS is intended to be read as a whole, and sections should not be read or relied upon out of context.  The technical information in the El Pilar FS is subject to the assumptions and qualifications contained therein.

Non-IFRS Performance Measures
“Total Cash Operating Costs” is a non-IFRS performance measure.  This performance measure is included in this press release because this statistic is a key performance measure that management uses to monitor performance. Management uses this statistic to assess how the Company is performing to plan and to assess the overall effectiveness and efficiency of mining operations.  This performance measure does not have a meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.  This performance measure should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.